SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 18-K

For Foreign Governments and Political Subdivisions Thereof

ANNUAL REPORT

of

BANCO NACIONAL DE OBRAS Y SERVICIOS PÚBLICOS, S.N.C.
(Name of Registrant)

Date of end of last fiscal year: December 31, 2002

SECURITIES REGISTERED
(As of the close of the fiscal year)

Title of Issue	Amount as to Which Registration is Effective	Name of Exchanges on Which Registered
9-5/8 % Notes Due Nov. 15, 2003	$200,000,000	N/A

Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission:

Ing. Edmundo F. González Herrera
Representative Officer
Banco Nacional de Comercio Exterior, S.N.C.
New York Representative Office
375 Park Avenue, Suite 1905
New York, New York 10152

With a copy to:

Yves E. Lepage, Esq.
Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, New York 10178

EXPLANATORY NOTE

This Annual Report is filed by Banco Nacional de Obras y Servicios Públicos, S.N.C., a national development bank of the United Mexican States (“Banobras” or the “Bank”). The United Mexican States (“Mexico”) owns, directly or indirectly, over 99% of Banobras’ outstanding capital stock. Information concerning Mexico required by Form 18-K is contained in the Form 18-K filed by Mexico.

The fiscal year for Banobras ends on December 31 of each year.

In this Annual Report, references to “pesos” or “Ps” are to the currency of Mexico. References to “dollars, “U.S. dollars” or “$” are to the currency of the United States of America.

BANCO NACIONAL DE OBRAS Y SERVICIOS PÚBLICOS, S.N.C.

FORM 18-K

1.	In respect of each issue of securities of the registrant registered, a brief statement as to:

	(a)	The general effect of any material modifications, not previously reported, of the rights of the holders of such securities.

None.

	(b)	The title and the material provisions of any law, decree or administrative action, not previously reported, by reason of which the security is not being serviced in accordance with the terms thereof.

None.

	(c)	The circumstances of any other failure, not previously reported, to pay principal, interest, or any sinking fund or amortization installment.

None.

2.	A statement as of the close of the last fiscal year of the registrant giving the total outstanding of:

(a)
Internal funded debt of the registrant. (Total to be stated in the currency of the registrant. If any internal funded debt is payable in a foreign currency it should not be included under this paragraph (a), but under paragraph (b) of this item.)

Total principal amount of internal funded debt of the Bank outstanding as of December 31, 2002:

Ps 24,086 million

This amount includes domestic borrowings.

(b)	External funded debt of the registrant. (Totals to be stated in the respective currencies in which payable. No statement need be furnished as to intergovernmental debt.)

As of December 31, 2002, the Bank reported a short position of $1,651,673,079 for operations executed by the Bank in accordance with the mandate “Fondo de Apoyo a Estados y Municipios” (FOAEM), of the Ministry of Finance and Public Credit of Mexico. As of such date, the Bank’s FOAEM operations supported a portfolio, denominated in inflation-indexed units of account (“UDIs”), of loans extended to states and municipalities of Mexico in the amount of 5,236,119,265 UDIs.

As of December 31, 2002, Banobras reported a net short position of its own of $37,249 thousand.

The Ley Orgánica of Banobras (the “Organic Law”) pursuant to article 11 provides that the Federal Government of Mexico shall be responsible at all times for the transactions, liabilities, payments and obligations entered into by Banobras with Mexican individuals or companies and private, governmental or intergovernmental foreign institutions. Therefore, the balances of the foregoing operations are not included for purposes of computing the Bank’s legal indebtedness in respect of direct or contingent liabilities.

The following table sets forth the principal repayment schedule by currency with respect to Banobras’s outstanding external funded debt as at December 31, 2002:

Currencies (1)	Amount Outstanding in Currency of Issue	U.S. Dollar Equivalent of Amount Outstanding (2)

	(millions)	(millions)

U.S. Dollar	6,998	6,998
Japanese Yen	19,930	168
Euro	119	125

Total	—	$7,291

(1)
Foreign currency transactions are recorded in the original currency in which the transactions are made and are translated into pesos at the exchange rate in effect as of the date on which they occur. Balances of assets and liabilities denominated in foreign currency, as of the end of each fiscal year, are translated into pesos at the exchange rate published by Banco de México (Central Bank) as in effect on December 31 of such fiscal year. Foreign exchange differences incurred in connection with assets and liabilities denominated in foreign currencies are charged or credited to the Bank’s results for the fiscal year.

	(2)	Borrowings in foreign currencies have been translated into dollars at exchange rates in effect on December 31, 2002.

3.
A statement giving the title, date of issue, date of maturity, interest rate and amount outstanding, together with the currency or currencies in which payable, of each issue of funded debt of the registrant outstanding as of the close of the last fiscal year of the registrant.

Title, Interest Rate and Due Date	Currency	Date of Issue	Amount Outstanding in Currency of Issue (1)	U.S. Dollar Equivalent of Amount Outstanding

			(millions)	(millions)
Bonds:

9-5/8 % Notes Due Nov. 15, 2003	U.S. Dollars	Nov. 20, 1996	200.0	200.0

Loans from Multinational Organizations:

WORLD BANK Variable rates, due from last quarter of 2003 to April 2016	U.S. Dollars	Various	4,142.8	4,142.8

INTER-AMERICAN DEVELOPMENT BANK (IDB) Variables rates, due from last quarter of 2003 to September 2026	Pooling System	Various	2,044.9	2,044.9

Loans from Commercial Banks(2):
* FR	U.S. Dollars	Various	420.6	420.6

+ Various	U.S. Dollars	Various	0.2	0.2
+ 1.2500%	"	"	20.4	20.4
+ 3.5000%	"	"	7.3	7.3
+ 6.0800%	"	"	9.6	9.6
+ 6.3500%	"	"	1.1	1.1
+ 6.4800%	"	"	10.0	10.0
+ 6.6000%	"	"	8.6	8.6
+ 6.6300%	"	"	10.6	10.6
+ 6.6400%	"	"	18.4	18.4
+ 6.9300%	"	"	3.7	3.7
+ 7.2000%	"	"	14.2	14.2
+ 7.2900%	"	"	25.5	25.5
+ 7.4200%	"	"	8.0	8.0
+ 7.4700%	"	"	1.9	1.9
+ 7.5700%	"	"	3.4	3.4
+ 8.0355%	"	"	6.4	6.4
+ 8.0600%	"	"	39.8	39.8
+ 8.7100%	"	"	1.1	1.1

+ 1.8000%	Japanese Yen	Various	640.7	5.4
+ 3.0000%	"	"	10,931.3	92.1
+ 3.2500%	"	"	1,219.8	10.3
+ 5.0000%	"	"	4,577.1	38.6
+ 6.5000%	"	"	2,560.9	21.6

+ 7.1666%	Euro	Various	13.8	14.5
+ 7.4745%	"	"	2.1	2.2

+ Various	Euro	Various	103.2	108.2

TOTAL				$7,291.4

(1)	Amount represents principal only; does not include interest due.
(2)	The due dates of the loans from commercial banks range from last quarter of 2003 to March 2025.
* FR = FLOATING RATE
+ = FIXED RATE

4.	(a)	As to each issue of securities of the registrant which is registered, there should be furnished a break-down of the total amount outstanding, as shown in Item 3, into the following:

(1)	Total amount held by or for the account of the registrant.

None.

(2)
Total estimated amount held by nationals of the registrant (or if the registrant is other than a national government, by the nationals of its national government); this estimate need be furnished only if it is practicable to do so.

Not practicable to furnish this information.

(3)	Total amount otherwise outstanding.

Not practicable to furnish this information.

(b)	If a substantial amount is set forth in answer to paragraph (a)(1) above, describe briefly the method employed by the registrant to reacquire such securities.

Not applicable.

5.	A statement as of the close of the last fiscal year of the registrant giving the estimated total of:

(a)	Internal floating indebtedness(1) of the registrant. (Total to be stated in the currency of the registrant.)

Estimated internal floating indebtedness(1): Ps 61,158 million

(b)	External floating indebtedness(1) of the registrant. (Total to be stated in the respective currencies in which payable.)

Estimated externalfloating indebtedness(1) (millions): None

(1)	For purposes hereof, “floating indebtedness” means indebtedness with an original maturity of less than one year.

6.
Statements of the receipts, classified by source, and of the expenditures, classified by purpose, of the registrant, for each fiscal year of the registrant ended since the close of the latest fiscal year for which such information was previously reported. These statements should be so itemized as to be reasonably informative and should cover both ordinary and extraordinary receipts and expenditures; there should be indicated separately, if practicable, the amount of receipts pledged or otherwise specifically allocated to any issue registered, indicating the issue.

BANCO NACIONAL DE OBRAS Y SERVICIOS PUBLICOS, S.N.C.

PROFIT AND LOSS STATEMENT
For the year ended December 31, 2002 Consolidated(1)

(Thousands of pesos)
Interest and other income	12,534,099
Gain from foreign exchange	19,444
Commissions, premiums earned	326,101
Other	(8,570)

12,871,074

Interest paid	9,465,060
Commissions, premiums paid	876,820
Result from monetary position (2)	520,893

10,862,773

Salaries, fringe benefits and other fees	1,106,990
Rent paid	22,370
Promotional expenses	5,536
Write-offs, depreciation and amortization	32,989
Nondeductible expenses	5,921
Other operating and administrative expenses	375,998
Provisions for credit risk	1,893,012
Increase of capital reserves	0

3,442,816

Operating loss (3)	(1,434,515)
Other proceeds benefits and recoveries	86,887
Loss before income tax and employee profit sharing	(1,347,628)
Unappropriated losses of subsidiaries, net	(1,764)
Income tax and employee profit sharing	(6,553)

Net loss (3)	(1,355,945)

(1)
Reflects new accounting rules and regulations established by the Comisión Nacional Bancaria y de Valores (National Banking and Securities Commission, or the “CNBV”), since 1996. On January 10, 1997, Circular 1343 came into effect for all Mexican banks, including Banobras. The purpose of Circular 1343 was to bring the accounting principles applicable to Mexican banks closer to international accounting standards and generally accepted accounting principles in the United States. This change resulted in changes to the Bank’s financial statements. In particular, Circular 1343's standards required the reclassification of certain assets and liabilities (in some cases, decreasing memoranda account amounts); the marking-to-market of certain financial instruments; accounting for deferred taxes; acknowledgment of inflationary effects on various assets; and changes in the accounting treatment of past-due interest and principal on outstanding loans. On September 12, 1997, the CNBV released Circular 1375, which effected several additional changes in the Mexican accounting principles applicable to Mexican banks. Circular 1375 was further supplemented by Circular 1410, issued July 31, 1998, with the intent of standardizing information prepared by Mexican banks. Circular 1410 resulted in substantial changes in the presentation of financial statements by Mexican banks, including Banobras, among which is the separation of operating results from non-operating results. The changes effected by Circular 1375 and Circular 1410 do not allow the comparison of the Bank’s results of operations for periods ending after December 31, 1996 with periods ending prior thereto. On October 14, 1999, the CNBV issued Circular 1448, taking effect beginning with fiscal year 2000. Circular 1448, together with Circular 1488, issued October 30, 2000 and applicable beginning with fiscal year 2001, are intended to further consolidate and update the accounting criteria applicable to Mexican banks. To conform to various further changes in generally applicable accounting rules at both the domestic and international levels, the accounting rules applicable to banks required adjustment, including to add disclosure rules for interim financial information; to introduce the concept of integral profit; to modify the criteria for classifying and recording of certain categories of loans as past due (to be phased in during the period from 2001 to 2003), as well as to develop rules for the registration, valuation, presentation and disclosure of investments in securities, derivatives, loan portfolio, endorsements and related parties. Circular 1448 superseded Circular 1343, subject to a few exceptions, and replaced Circular 1375.

(2)
This item is negative, mainly as a result of the fact that Banobras maintains a long monetary position, its monetary assets being greater than its monetary liabilities, regardless of the currency in which that position is maintained.

(3)
These losses were due primarily to the introduction of inflation accounting, pursuant to Circular 1343, requiring the recognition of inflationary effects on various assets and liabilities in the financial statements of Banobras.

7.	(a)
If any foreign exchange control, not previously reported, has been established by the registrant (or if the registrant is other than a national government, by its national government), briefly describe such foreign exchange control.

None.

	(b)	If any foreign exchange control previously reported has been discontinued or materially modified, briefly describe the effect of any such action, not previously reported.

None.

8.
Brief statements as of a date reasonably close to the date of the filing of this report (indicating such date), in respect of the note issue and gold reserves of the central bank of issue of the registrant, and of any further gold stocks held by the registrant.

Not applicable.

9.
Statements of imports and exports of merchandise for each year ended since the close of the latest year for which information was previously reported. Such statements should be reasonably itemized so far as practicable as to commodities and as to countries. They should be set forth in terms of value and of weight or quantity; if statistics have been established only in terms of value, such will suffice.

Not applicable.

10.
The balances of international payments of the registrant for each year ended since the close of the latest year for which such information was previously reported. The statements of such balances should conform, if possible, to the nomenclature and form used in the “Statistical Handbook of the League of Nations”. (These statements need be furnished only if the registrant has published balances of international payments.)

Not applicable.

EXHIBITS

This Annual Report comprises:

A.	Pages numbered 1 to 10 consecutively.

B.	The following exhibits:

-Exhibit (a) None.
-Exhibit (b) None.
-Exhibit (c) None.

This Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, at Mexico City, Mexico, on the 30th day of September, 2003.

BANCO NACIONAL DE OBRAS Y SERVICIOS PÚBLICOS, S.N.C.

By:	/s/ Jorge Collard de la Rocha
Jorge Collard de la Rocha
Chief Financial Officer